Exhibit 99.1

Energys Group Announces Receipt of Determination Letter from Nasdaq Capital Market

BILLINGSHURST, UNITED KINGDOM, March 17, 2026 (GlobeNewswire) – Energys Group Limited (NASDAQ: ENGS) (“Energys Group” or the “Company”), a vertically integrated energy efficiency and decarbonization solutions provider for the build environment, today announced the receipt of a letter dated March 11, 2026 (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter indicated that the closing bid price (the “Bid Price”) for the Company’s Ordinary Shares was below the required Bid Price of $1.00 per share for the past 30 consecutive business days and, as a result, the Company did not comply with Listing Rule 5550(a)(2) (the “Rule”).

In accordance with Listing Rule 5810(c)(3)(C), the Company is provided 180 calendar days, or until September 7, 2026, to regain compliance with the Rule.

The Determination Letter states:

“If at any time during this 180 day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, [the staff] will provide [the Company] written confirmation of compliance and this matter will be closed.”

In the event the Company does not regain compliance with the Rule prior to the expiration of the compliance period, the Company may be eligible for additional time if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and if it provides written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears to Nasdaq Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, it will receive written notification from Nasdaq that its securities are subject to delisting. In the event that occurs, the Company may appeal the delisting determination to a hearings panel.

“We are cognizant of the value to our shareholders of the listing of our shares on Nasdaq given the liquidity and pricing efficiency that the exchange provides. We pledge our best efforts towards improved performance, which we believe will allow us to meet the continued listing standards,” stated Mr. Kevin Cox, the Chief Executive Officer and an Executive Director of the Company.

About Energys Group

Founded in 1998 as an energy conservation consultancy, Energys has since transitioned into a vertically integrated energy efficiency and decarbonization solutions provider for the build environment. Serving organizations from both the private and public sectors, including schools, universities, hospitals and offices, primarily in the UK, the Company’s vision is to deliver innovative solutions that reduce carbon emissions, lower costs and support Net Zero agenda – alongside improving the wellbeing of building users within the build environment.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

Energys Group Limited – Investor Relations

Phone: +44 1403 786212

Email: investorrelations@energysgroup.com